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                               CLEAN HARBORS, INC.
                             1501 WASHINGTON STREET
                               BRAINTREE, MA 02184
                               TEL. (781) 849-1800

                                                    September 28, 2005


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:  Clean Harbors, Inc.
     Registration Statement on Form S-4
     File No. 333-126193

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1993, as amended, Clean Harbors, Inc. (the "Company"), both on its own behalf and on behalf of its subsidiaries listed as Registrant Guarantors in the Registration Statement described above, hereby requests that the effective date of such Registration Statement be accelerated so that the Registration Statement, as amended, shall become effective at 2:00 p.m. in the afternoon of Thursday, September 29, 2005 or as soon thereafter as practicable.

         The Company hereby acknowledges that (i) should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing, (ii) the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the staff's comments and the declaration of the Registration Statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws. The Company also hereby confirms that the Company and the Registrant Guarantors are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

                                         Very truly yours,

                                         CLEAN HARBORS, INC.


                                         By:  /s/ James M. Rutledge
                                              --------------------------
                                              James M. Rutledge,
                                              Executive Vice President